



Poseidon
Boxer
Amberjack
Ewing Bank
ANR
1500'
2000'
Typhoon
Boris
Green Canyon
4000'
5000'
Licence
Oil Field
Gas Field

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Gnome
GREEN CANYON
Mad Dog
Atlantis
ATWATER
Frampton
WALKER RIDGE
LUND
Licence
Oil Field
0
km
20

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